UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2024

BREEZE HOLDINGS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39718	85-1849315
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

955 W. John Carpenter Freeway, Suite 100-929

Irving, TX 75039

(Address of principal executive offices)

(619) 500-7747

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BREZ	The NASDAQ Stock Market LLC
Rights exchangeable into one-twentieth of one share of common stock	BREZR	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	BREZW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amended and Restated Merger Agreement

As previously disclosed, on October 31, 2022, Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), entered into a Merger Agreement and Plan of Reorganization (the “Original Merger Agreement”), by and among Breeze, BH Velocity Merger Sub Inc., a Texas corporation (“Company Merger Sub”), and TV Ammo, Inc., a Texas corporation (“TV Ammo”).

On February 14, 2024, Breeze entered into an Amended and Restated Merger Agreement and Plan of Reorganization (the “A&R Merger Agreement”), by and among Breeze, True Velocity, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Breeze (“True Velocity”), Breeze Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of True Velocity (“Parent Merger Sub”), Company Merger Sub, and TV Ammo, which amended and restated the Original Merger Agreement in its entirety.

The A&R Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Breeze, True Velocity, Parent Merger Sub, Company Merger Sub, and TV Ammo.

The Business Combination

Pursuant to and in accordance with the terms set forth in the A&R Merger Agreement, (a) Parent Merger Sub will merge with and into Breeze, with Breeze continuing as the surviving entity (the “Parent Merger”), as a result of which, (i) Breeze will become a wholly owned subsidiary of True Velocity, and (ii) each issued and outstanding security of Breeze immediately prior to the effective time of the Parent Merger (the “Parent Merger Effective Time”) (other than shares of Breeze Common Stock that have been redeemed or are owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and any Dissenting Parent Shares) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of True Velocity (other than the Parent Rights, which shall be automatically converted into shares of True Velocity), and, (b) immediately following the consummation of the Parent Merger but on the same day, Company Merger Sub will merge with and into TV Ammo, with TV Ammo continuing as the surviving entity (the “Company Merger” and, together with the Parent Merger, the “Mergers”), as a result of which, (i) TV Ammo will become a wholly owned subsidiary of True Velocity, and (ii) each issued and outstanding security of TV Ammo immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time”) (other than any Cancelled Shares or Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of True Velocity. The Mergers and the other transactions contemplated by the A&R Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the second quarter of 2024, subject to customary closing conditions, including the satisfaction of the minimum available cash condition, the receipt of certain governmental approvals and the required approval by the stockholders of Breeze and TV Ammo.

Business Combination Consideration

Pursuant to and in accordance with the terms set forth in the A&R Merger Agreement, at the Parent Merger Effective Time, (a) each share of Breeze common stock, par value $0.0001 per share (“Breeze Common Stock”) outstanding immediately prior to the Parent Merger Effective Time that has not been redeemed, is not owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and is not a Dissenting Parent Share will automatically convert into one share of common stock, par value $0.0001, of True Velocity (each, a share of “True Velocity Common Stock”), (b) each Breeze Warrant shall automatically convert into one warrant to purchase shares of True Velocity Common Stock (each, a “True Velocity Warrant”) on substantially the same terms and conditions; and (c) each Breeze Right will be automatically converted into the number of shares of True Velocity Common Stock that would have been received by the holder of such Breeze Right if it had been converted upon the consummation of a business combination in accordance with Breeze’s organizational documents.

The aggregate consideration to be received by the equity holders of TV Ammo is based on a pre-transaction equity value of $1,185,234,565, which results in a combined company equity value of $1,239,286,525. In accordance with the terms and subject to the conditions of the A&R Merger Agreement, at the Company Merger Effective Time, (a) each share of issued and outstanding TV Ammo common stock, par value $0.01 (“TV Ammo Common Stock”), shall be cancelled and converted into a number of shares of True Velocity Common Stock based on that Exchange Ratio described below, (b) each option to purchase shares of TV Ammo Common Stock (each, a “TV Ammo Option”) shall be assumed and converted into an option to purchase a number of shares of True Velocity Common Stock equal to the number of shares of TV Ammo Common Stock subject to such TV Ammo Option, multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price per share in effect immediately before the Company Merger Effective Time, divided by the Exchange Ratio, (c) each restricted stock unit in respect of shares of TV Ammo Common Stock (each, a “TV Ammo RSU”) shall be assumed and converted into a restricted stock unit in respect of a number of shares of True Velocity Common Stock (each, a “True Velocity RSU”) equal to the number of shares of TV Ammo Common Stock subject to such TV Ammo RSU, multiplied by the Exchange Ratio, and (d) each warrant to purchase a number of shares of TV Ammo Common Stock (each, a “TV Ammo Warrant”) shall be converted into a True Velocity Warrant to purchase a number of shares of True Velocity Common Stock equal to the number of shares of TV Ammo Common Stock subject to such TV Ammo Warrant, multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price per share in effect immediately before the Company Merger Effective Time, divided by the Exchange Ratio. The Exchange Ratio will be equal to (i) the sum of (A) $1,185,234,565, plus (B) any amounts raised by TV Ammo prior to the Closing in Permitted Financings in excess of $50,000,000, plus (C) the aggregate dollar amount payable to TV Ammo upon the conversion of all outstanding TV Ammo Convertible Notes and the exercise of all vested in-the-money warrants and vested in-the-money options, divided by (ii) the number of fully-diluted shares of TV Ammo Common Stock outstanding as of the Closing, further divided by (iii) an assumed value of True Velocity Common Stock of $10.00 per share. A pro rata portion of the shares of True Velocity Common Stock received in exchange for the shares of TV Ammo Common Stock are subject to forfeiture if certain future stock-price based milestones are not achieved as described below (the “Earnout Shares”). The number of Earnout Shares will be equal to the product of (a) 15% and (b) the amount by which 118,523,456 exceeds the number of shares of True Velocity Common Stock issuable upon the exercise or conversion of securities issued by TV Ammo in Permitted Financings after the date of the A&R Merger Agreement and prior to the Closing.

The Earnout Shares shall be issued at the Closing and subject to forfeiture. One-half of the Earnout Shares will become fully vested and no longer subject to forfeiture if, during the three-year period beginning at the Closing (the “Milestone Event Period”), the True Velocity Common Stock achieves a daily volume weighted average closing sale price of at least $12.50 per share for any 20 trading days within a 30 consecutive trading day period (“Milestone Event I”). The other half of the Earnout Shares will become fully vested and no longer subject to forfeiture if, during the Milestone Event Period, the True Velocity Common Stock achieves a daily volume weighted average closing sale price of at least $15 per share for a similar number of days (“Milestone Event II”). The 30 consecutive trading day periods used to satisfy Milestone Event I and Milestone Event II may not overlap; if both Milestone Event I and Milestone Event II would be satisfied using the same 30 consecutive trading day period, Milestone Event II will be deemed satisfied and the threshold closing sale price to achieve Milestone Event I shall be increased to $13.50. Any Earnout Shares that remain unvested at the end of the Milestone Event Period will be forfeited. All of the Earnout Shares shall become fully vested and no longer subject to forfeiture upon the occurrence of a Subsequent Transaction at any time during the Milestone Event Period.

Governance

The parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination, True Velocity’s board of directors shall consist of seven directors, consisting of two Breeze designees (at least one of whom shall be an “independent director”), four TV Ammo designees (at least three of whom shall be “independent directors”) and the chief executive officer of the combined company. Additionally, certain current TV Ammo management personnel will become officers of True Velocity. To qualify as an “independent director” under the A&R Merger Agreement, a designee shall both (i) qualify as “independent” under the rules of the Nasdaq Stock Market and (ii) not have had any business relationship with True Velocity, Breeze or TV Ammo or any of their respective subsidiaries, including as an officer or director thereof, other than for a period of less than six months prior to the date of the A&R Merger Agreement.

Representations and Warranties; Covenants

The A&R Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Business Combination, (ii) the parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining any necessary approvals from governmental agencies (including U.S. federal antitrust authorities and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)), (iii) prohibitions on the parties soliciting alternative transactions, (iv) True Velocity preparing and filing a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of Breeze’s stockholders to vote in favor of certain matters, including the adoption of the A&R Merger Agreement and approval of the Business Combination, at a special meeting to be called for the approval of such matters, and (v) the protection of, and access to, confidential information of the parties.

The representations, warranties and covenants in the A&R Merger Agreement were made solely for the benefit of the parties to the A&R Merger Agreement and are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made the parties to the A&R Merger Agreement which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Breeze does not believe that these schedules contain information that is material to an investment decision.

In addition, True Velocity has agreed to adopt an equity incentive plan, as described in the A&R Merger Agreement.

Conditions to the Closing

The obligations of Breeze, True Velocity, Parent Merger Sub and Company Merger Sub (the “Breeze Parties”) and TV Ammo to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the approval of Breeze’s stockholders, (ii) the approval of TV Ammo’s stockholders, and (iii) True Velocity’s Form S-4 registration statement becoming effective.

In addition, the obligations of the Breeze Parties to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of TV Ammo being true and correct to the standards applicable to such representations and warranties and each of the covenants of TV Ammo having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination, and (iii) no Material Adverse Effect having occurred.

The obligation of TV Ammo to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of the Breeze Parties being true and correct to the standards applicable to such representations and warranties and each of the covenants of the Breeze Parties having been performed or complied with in all material respects, (ii) the shares of True Velocity Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market, and (iii) Breeze having cash on hand at the Closing (inclusive of proceeds from certain permitted financings) (“Breeze Cash on Hand”) of at least $30,000,000 (the “Minimum Cash Amount”) (after deducting any amounts paid to Breeze stockholders that exercise their redemption rights in connection with the Business Combination and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor). If, after the Breeze stockholder meeting to approve the Business Combination is held, Breeze Cash on Hand is less than the Minimum Cash Amount, then Breeze may, in accordance with the terms of the A&R Merger Agreement, sell additional shares of Breeze Common Stock to investors for not less than $10.00 per share (“Additional Financings”) up to the amount that would cause Breeze Cash on Hand to be at least equal to the Minimum Cash Amount.

Termination Rights

The A&R Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Breeze and TV Ammo, (ii) by Breeze, on the one hand, or TV Ammo, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the A&R Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either Breeze or TV Ammo if the Business Combination is not consummated by March 15, 2024 (which date may be extended by mutual agreement of the parties to the A&R Merger Agreement), (iv) by either Breeze or TV Ammo if a meeting of Breeze’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals, and (v) by Breeze if the TV Ammo stockholders do not approve the A&R Merger Agreement.

Under certain circumstances as described further in the A&R Merger Agreement, if the A&R Merger Agreement is validly terminated by Breeze, TV Ammo will pay Breeze a fee equal to the actual documented expenses incurred by Breeze in connection with the Business Combination of up to $1,000,000.

Permitted Financings

The A&R Merger Agreement contemplates that TV Ammo (a) may enter into agreements to raise capital in one or more private placement transactions prior to the Closing for aggregate gross proceeds of up to $100,000,000 or (b) consummate an initial sale of any shares of capital stock of TV Ammo in an underwritten public offering registered under the Securities Act or any direct listing of any shares of capital stock of TV ammo on a securities exchange or securities market (“Permitted Financings”).

A copy of the A&R Merger Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the A&R Merger Agreement is qualified in its entirety by reference thereto. Capitalized terms used in this Current Report and not otherwise defined herein shall have the meanings assigned to them in the A&R Merger Agreement.

Amended and Restated Sponsor Support Agreement

Concurrently with the execution of the A&R Merger Agreement, Breeze, True Velocity, TV Ammo and the Parent Initial Stockholders entered into an Amended and Restated Sponsor Support Agreement (the “A&R Sponsor Support Agreement”), pursuant to which, among other things, the Breeze Initial Stockholders: (a) agreed to vote all of their shares of Breeze Common Stock in favor of the Parent Proposals, including the adoption of the A&R Merger Agreement and the approval of the Transactions; (b) agreed to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (i) a breach of any of the Breeze Parties’ representations, warranties, covenants, agreements or obligations under the A&R Merger Agreement or (ii) any of the mutual or TV Ammo conditions to the Closing in the A&R Merger Agreement not being satisfied; (c) (i) waived, subject to and conditioned upon the Closing and to the fullest extent permitted by applicable law and the Breeze organizational documents, and (ii) agreed not to assert or perfect, any rights to adjustment or other anti-dilution protections to which such Breeze Initial Stockholder may be entitled in connection with the Mergers or the other Transactions; (d) agreed to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable laws to consummate the Mergers and the other Transactions on the terms and subject to the conditions set forth in the A&R Merger Agreement prior to any valid termination of the A&R Merger Agreement; (e) agreed not to transfer or pledge any of their shares of Breeze Common Stock, or enter into any arrangement with respect thereto, after the execution of the A&R Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions; and (f) waived their rights to redeem any of their shares of Breeze Common Stock in connection with the approval of the Parent Proposals.

Additionally, the Sponsor has agreed to: (a) forfeit for no consideration up to 20% of the aggregate shares of Breeze Common Stock held by it if Breeze reasonably determines that the issuance of additional shares of Breeze Common Stock to investors or Redeeming Stockholders (at a price per share not to be less than $10.00) would be reasonably required (i) to cause Breeze Cash on Hand to be at least equal to the Minimum Cash Amount or (ii) to secure any Additional Financing; (b) forfeit for no consideration up to 20% of the aggregate shares of True Velocity Common Stock held by it if, on the six month anniversary of the Closing, the sum of (i) Breeze Cash on Hand plus (ii) the funds requested or received under the At-the-Market Facility (or other similar equity or hybrid equity-based instrument or facility) at or prior to such date is less than $50,000,000; and (c) assume and pay all Legacy Parent Transaction Expenses in full and indemnify Breeze, True Velocity, TV Ammo and their respective subsidiaries from any and all liabilities related thereto, and to not sell or transfer any of its shares of True Velocity Common Stock or distribute any of its assets unless and until such time as it has assumed and paid in full all Legacy Parent Transaction Expenses.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.1, and the terms of which are incorporated herein by reference. Any capitalized terms used in this section entitled “Amended and Restated Sponsor Support Agreement” and not otherwise defined herein shall have the meanings assigned to them in the A&R Sponsor Support Agreement.

Amended and Restated Stockholder Support Agreement

In accordance with the A&R Merger Agreement, within thirty (30) days following the execution of the A&R Merger Agreement, Breeze, True Velocity, TV Ammo, and certain stockholders of TV Ammo representing the requisite votes necessary to approve the Merger Agreement (the “TV Ammo Equity Holders”) are expected to amend and restate the Stockholder Support Agreement previously entered into between Breeze, TV Ammo and such TV Ammo Equity Holders. Pursuant to such amended and restated Stockholder Support Agreement (the “A&R Stockholder Support Agreement”), the TV Ammo Equity Holders will: (a) agree to vote in favor of the adoption of the A&R Merger Agreement and approve the Mergers and the other Transactions to which TV Ammo is a party; (b) agree to approve, in accordance with the terms and subject to the conditions of the TV Ammo organizational documents, the TV Ammo Preferred Conversion to take effect immediately prior to the Closing; (c) agree to waive any appraisal or similar rights they may have pursuant to Texas law with respect to the Mergers and the other Transactions; (d) agree to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (i) a breach of any of TV Ammo’s representations, warranties, covenants, agreements or obligations under the A&R Merger Agreement or (ii) any of the mutual or the Breeze Parties’ conditions to the Closing in the A&R Merger Agreement not being satisfied; and (e) agree not to sell, assign, transfer or pledge any of their shares of TV Ammo Common Stock or TV Ammo Preferred Stock (or enter into any arrangement with respect thereto) after the execution of the A&R Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions.

The foregoing description of the A&R Stockholder Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of A&R Stockholder Support Agreement, a copy of which is attached hereto as Exhibit 10.2, and the terms of which are incorporated herein by reference. Any capitalized terms used in this section entitled “Amended and Restated Stockholder Support Agreement” and not otherwise defined herein shall have the meanings assigned to them in the A&R Stockholder Support Agreement.

Amended and Restated Lock-Up Agreement

In accordance with the A&R Merger Agreement, within thirty (30) days after the execution of the A&R Merger Agreement, Breeze, True Velocity, TV Ammo, the Breeze Initial Stockholders and certain TV Ammo Equity Holders are expected to amend and restate that certain Lock-Up Agreement previously entered into between Breeze, TV Ammo, the Breeze Initial Stockholders and certain TV Ammo Equity Holders. Pursuant to such amended and restated Lock-Up Agreement (the “A&R Lock-Up Agreement”), the Breeze Initial Stockholders and such TV Ammo Equity Holders will agree, among other things, to refrain from selling or transferring their shares of True Velocity Common Stock for a period of eight months following the Closing, subject to early release (a) of 10% of their shares of True Velocity Common Stock if the daily volume weighted average closing sale price of True Velocity Common Stock quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period beginning on the four-month anniversary of the Closing exceeds $12.50 per share, (b) of an additional 10% of their shares of True Velocity Common Stock if the daily volume weighted average closing sale price of True Velocity Common Stock quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period beginning on the four-month anniversary of the Closing exceeds $15.00 per share; (c) of all of their shares of True Velocity Common Stock upon the occurrence of a Subsequent Transaction; and (d) upon the determination of the True Velocity board of directors (including a majority of the independent directors) following the six month anniversary of the Closing Date.

The foregoing description of the A&R Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of A&R Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.3, and the terms of which are incorporated herein by reference. Any capitalized terms used in this section entitled “Amended and Restated Lock-Up Agreement” and not otherwise defined herein shall have the meanings assigned to them in the A&R Lock-Up Agreement.

Second Amended and Restated Registration Rights Agreement

In accordance with the A&R Merger Agreement, within thirty (30) days after the execution of the A&R Merger Agreement, Breeze, the Breeze Initial Stockholders, True Velocity, and certain TV Ammo Equity Holders are expected to further amend and restate that certain Amended and Restated Registration Rights Agreement entered into among Breeze, the Breeze Initial Stockholders, and certain TV Ammo Equity Holders. Pursuant to such further amended and restated Registration Rights Agreement (the “Second A&R Registration Rights Agreement”), True Velocity will, among other things, be obligated to file a registration statement to register the resale of certain securities of True Velocity held by the Breeze Initial Stockholders and such TV Ammo Equity Holders. The Second A&R Registration Rights Agreement also provides the Breeze Initial Stockholders and such TV Ammo Equity Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Second A&R Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Second A&R Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.4, and the terms of which are incorporated herein by reference. Any capitalized terms used in this section entitled “Second Amended and Restated Registration Rights Agreement” and not otherwise defined herein shall have the meanings assigned to them in the Second A&R Registration Rights Agreement.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination transaction involving Breeze and TV Ammo. In connection with the proposed transaction, True Velocity has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Breeze and that also constitutes a prospectus of True Velocity with respect to the shares of True Velocity common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This Current Report is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze’s and TV Ammo’s stockholders. True Velocity and/or Breeze may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE AND TV AMMO AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE, TV AMMO, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze and TV Ammo may obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by True Velocity and/or Breeze through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by True Velocity and/or Breeze will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze, TV Ammo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze and TV Ammo in respect of the proposed transaction. Information about Breeze’s directors and executive officers and their ownership of Breeze common stock is set forth in Breeze’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023 (the “Annual Report”). To the extent that holdings of Breeze’s securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which TV Ammo competes, the success and customer acceptance of TV Ammo’s product and service offerings and other aspects of TV Ammo’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this Current Report, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze’s securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze’s business combination deadline; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze or TV Ammo, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vi) the effect of the announcement or pendency of the proposed transaction on TV Ammo’s business relationships, performance and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of TV Ammo and any potential difficulties in TV Ammo employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against TV Ammo or Breeze related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to TV Ammo’s products or services; (ix) the ability to maintain the listing of Breeze’s (and after the closing of the proposed transaction, True Velocity’s) securities on the Nasdaq Capital Market; (x) potential volatility in the price of Breeze’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which TV Ammo operates, variations in performance across competitors, changes in laws and regulations affecting TV Ammo’s business, and changes in the combined company’s capital structure; (xi) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industries in which TV Ammo operates or the markets that TV Ammo targets; (xiii) the inability of TV Ammo and its current and future collaborators to successfully develop and commercialize TV Ammo’s products and services in the expected time frame or at all; (xiv) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xv) the costs of the proposed transaction. The forward-looking statements contained in this Current Report are also subject to additional risks, uncertainties and factors, including those described in Breeze’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by True Velocity and/or Breeze from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. The forward-looking statements included in this Current Report are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed Business Combination and is not a substitute for the Proxy Statement/Prospectus or any other document that Breeze or True Velocity may file with the SEC or send to Breeze’s or TV Ammo’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Amended and Restated Merger Agreement and Plan of Reorganization, dated February 14, 2024, by and among Breeze Holdings Acquisition Corp, True Velocity, Inc., Breeze Merger Sub, Inc., BH Velocity Merger Sub, Inc., and TV Ammo, Inc.
10.1	Amended and Restated Sponsor Support Agreement, dated February 14, 2024, by and among Breeze Holdings Acquisition Corp., True Velocity, Inc., TV Ammo, Inc. and the Breeze Initial Stockholders.
10.2	Form of Amended and Restated Stockholder Support Agreement, by and among Breeze Holdings Acquisition Corp., True Velocity, Inc., TV Ammo, Inc. and certain TV Ammo Equity Holders.
10.3	Form of Amended and Restated Lock-Up Agreement, by and among Breeze Holdings Acquisition Corp., True Velocity, Inc., TV Ammo, Inc., the Breeze Initial Stockholders and certain TV Ammo Equity Holders.
10.4	Form of Second Amended and Restated Registration Rights Agreement, by and among Breeze Holdings Acquisition Corp., True Velocity, Inc., the Breeze Initial Stockholders and certain TV Ammo Equity Holders
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BREEZE HOLDINGS ACQUISITION CORP.

Date: February 21, 2024	By:	/s/ J. Douglas Ramsey
	Name:	J. Douglas Ramsey, Ph.D.
	Title:	Chief Executive Officer and Chief Financial Officer